Exhibit 99.1

Prosensa Announces Shareholder Meeting

Leiden, The Netherlands, May 19, 2014 (GLOBE NEWSWIRE) -- Prosensa Holding N.V. (NASDAQ: RNA), today announced that a General Meeting of Shareholders will be held on June 17, 2014 at 14:00 CET, at the offices of Prosensa Holding N.V., J.H. Oortweg 21, 2333 CH Leiden, The Netherlands.

The notice and agenda of the general meeting in addition to webcast information are available free of charge in the Investors & Media Section under "Events & Presentations" of Prosensa's corporate website at www.prosensa.com. It is also available on the SEC's website at www.sec.gov.

About Prosensa Holding N.V.

Prosensa (NASDAQ: RNA) is a Dutch biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy (DMD), myotonic dystrophy and Huntington's disease.

Prosensa's current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug status in the United States and the European Union. The compounds use an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients.www.prosensa.com

CONTACT: Prosensa Holding N.V.
         Celia Economides, Senior Director IR & Corporate Communications
         Phone: +1 917 941 9059
         Email: c.economides@prosensa.nl